SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

YP Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

987824109

(CUSIP Number)

Rajesh Navar
23930 Jabil Lane
Los Altos Hills, CA 94024
(650) 941-6386

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on following pages)
(Page 1 of 7 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 987824109	Page 2 of 7 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Rajesh Navar I.R.S. Identification Nos. of above persons (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)		☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,463,706
	8	SHARED VOTING POWER 6,633,842
	9	SOLE DISPOSITIVE POWER 1,463,706
	10	SHARED DISPOSITIVE POWER 6,633,842
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,097,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 987824109	Page 3 of 7 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Arati Navar I.R.S. Identification Nos. of above persons (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)		☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,633,842
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,633,842
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,633,842
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 987824109	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS Rajesh & Arati Navar Living Trust dated 9/23/2002 I.R.S. Identification Nos. of above persons (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)		☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,633,842
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,633,842
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,633,842
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 987824109	Page 5 of 7 Pages

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of YP Corp., a Nevada corporation (the “Company”).  The Company’s principal executive offices are located at 4840 East Jasmine Street, Suite 105, Mesa, Arizona 85205.

Item 2.  Identity and Background

(a), (b), (c) and (f)  This Schedule 13D is filed on behalf of Rajesh Navar, Arati Navar and the Rajesh & Arati Navar Living Trust dated 9/23/2002 (together, the “Reporting Persons”).  The address of the Reporting Persons is 23930 Jabil Lane, Los Altos Hills, CA 94024.

Rajesh Navar is currently the President of the Company and is a member of the Company’s board of directors.  The Company’s principal business is providing nationwide Internet Yellow Pages, local classifieds and related services via its websites, www.yp.com and www.livedeal.com.  The Company’s address is disclosed under Item 1 above.  Prior to assuming his position with the Company, Mr. Navar founded and was the President, Chief Executive Officer and Chief Architect of LiveDeal, Inc. (“LiveDeal”), which became a wholly owned subsidiary of the Company pursuant to the merger described below in this Schedule 13D.  Mr. Navar is a citizen of the United States.

Mrs. Navar is a citizen of the United States.

The Rajesh & Arati Navar Living Trust dated 9/23/2002 (the “Trust”) is a trust that was created for the benefit of Mr. and Mrs. Navar, who serve as its co-trustees.  The Trust is domiciled in the State of California.

(d) and (e)  During the last five years, none of the Reporting Persons has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Persons were issued the shares of Common Stock to which this Schedule 13D relates upon the merger of LiveDeal into a wholly owned acquisition subsidiary of the Company (the “Merger”).  In the Merger, holders of LiveDeal common and preferred stock, including the Reporting Persons, were issued shares of Common Stock in exchange for their LiveDeal stock.  As such, the Reporting Persons’ LiveDeal holdings represented the source of funds used to facilitate their acquisition of the Common Stock.

The Trust was issued 6,633,842 shares of Common Stock in exchange for its LiveDeal holdings, which included (i) 9,000,000 shares of LiveDeal common stock; (ii) 4,000,000 shares of LiveDeal Series A Preferred Stock; (iii) 13,333,333 shares of LiveDeal Series A-2 Preferred Stock; and (iv) 3,000,000 shares of LiveDeal Series B Preferred Stock.

Mr. Navar was also issued an additional 1,463,706 shares of Common Stock as consideration for his entitlement to receive $1.02 million under a promissory note issued on December 12, 2006 by LiveDeal and payable to Mr. Navar.

CUSIP No. 987824109	Page 6 of 7 Pages

The Merger is more fully described in a Current Report on Form 8-K filed by the Company on June 7, 2007.

Item 4.  Purpose of Transaction

The Reporting Persons hold the Common Stock for investment purposes and because they deemed the Merger to be a profitable transaction that presented future growth opportunities for the former LiveDeal business and the Company.  Mr. Navar is also President of the Company, as described above.

The Reporting Persons may in the future acquire additional securities of the Company or dispose of some of the Common Stock to which this Schedule 13D relates, although they have no current plans to do so.  In addition, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of Issuer

(a)         Mr. Navar beneficially owns an aggregate of 8,097,548 shares of Common stock, which represents 12.5% of the Company’s outstanding Common Stock.  Mr. Navar beneficially owns 6,633,842 shares of Common Stock in his capacity as a beneficiary of the Trust, and he owns 1,463,706 shares of Common Stock in his capacity as an individual.

Mrs. Navar beneficially owns an aggregate of 6,633,842 shares of Common Stock, all in her capacity as a beneficiary of the Trust, which represents 10.3% of the Company’s outstanding Common Stock.

The Trust beneficially owns an aggregate of 6,633,842 shares of Common Stock, which represents 10.3% of the Company’s outstanding Common Stock.

For purposes of the above calculations, this Schedule 13D assumes that 64,627,152 shares of Common Stock are issued and outstanding.  That sum includes the 50,122,344 shares of Common Stock that were outstanding as of May 1, 2007 (as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007) and the 14,504,808 shares of Common Stock that were authorized for issuance in connection with the Merger.  Although a small portion of the Merger shares ultimately might not be issued, either because of escrow provisions or dissenters’ rights, this Schedule 13D assumes that such sum will not be material.

(b)         For each of the Reporting Persons, the number of shares of Common Stock as to which there is sole or shared power with respect to voting and/or disposition of the shares is disclosed on the relevant portion of the cover pages to this Schedule 13D.  Those numbers are incorporated herein by this reference.

(c)         Other than the Merger, neither of the Reporting Persons has effected any transactions in the Common Stock of the Company during the past 60 days.

(d)         Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock to which this Schedule 13D relates.

(e)         Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

CUSIP No. 987824109	Page 7 of 7 Pages

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and among Rajesh Navar, Arati Navar and the Rajesh & Arati Navar Living Trust dated 9/23/2002, dated June 18, 2007.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: June 18, 2007	/s/ Rajesh Navar
Rajesh Navar
President, YP Corp.
Co-Trustee, Rajesh & Arati Navar Living Trust

Date: June 18, 2007	/s/ Arati Navar
Arati Navar
Co-Trustee, Rajesh & Arati Navar Living Trust

Date: June 18, 2007	/s/ Rajesh Navar, as Co-Trustee
for the Rajesh & Arati Navar Living Trust dated 9/23/2002